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           Filed by: Fleetwood Enterprises, Inc. and Fleetwood Capital Trust II
                          Pursuant to Rule 425 Under the Securities Act of 1933 Subject Companies: Fleetwood Enterprises, Inc. and Fleetwood Capital Trust
                                  Commission File Nos.: 333-62838 and 333-62850


          FLEETWOOD ENTERPRISES ANNOUNCES EXPIRATION OF EXCHANGE OFFER

     RIVERSIDE, Calif., Jan. 7 /PRNewswire/ -- Fleetwood Enterprises, Inc. (NYSE: FLE), the nation's largest manufacturer of recreational vehicles and a leading producer and retailer of manufactured housing, today announced that preliminary results indicated approximately $264,685,550 in aggregate liquidation amount of the original $287,500,000 aggregate liquidation amount of Fleetwood Capital Trust's 6% convertible trust securities due 2028 was tendered in its exchange offer which expired on January 4, 2002. This preliminary amount includes approximately $69,814,500 in aggregate liquidation amount that was tendered by notices of guaranteed delivery. Pursuant to the terms of the exchange offer, the Company has accepted for exchange $86.25 million of the validly tendered 6% convertible trust securities on a pro rata basis and will promptly exchange those securities for $37.95 million of Fleetwood Capital Trust II's 9.5% convertible trust securities due 2013.

     The complete terms of the exchange offer are contained in the prospectus and amended exchange offer documents dated December 11, 2001. Please direct any questions to Ed McCarthy of D.F. King & Co. at 1-800-290-6428.

     Fleetwood Enterprises has filed a Registration Statement with the Securities and Exchange Commission on Forms S-3 and S-4, and has also filed a Schedule TO. The Registration Statement and the prospectus and exchange offer documents contained in the Registration Statement contain important information about Fleetwood, the exchange offer, and related matters. Security holders and potential investors are urged to read the Registration Statement and the prospectus and exchange offer documents, the Schedule TO and any other relevant documents filed by Fleetwood Enterprises with the SEC. These and any other relevant documents can be accessed for free through the Website maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the Information Agent for the offer, D.F. King & Co., attention Ed McCarthy, at 1-800-290-6428.

     CONTACT: Boyd R. Plowman, Exec. Vice President and CFO, +1-909-351-3340, or Lyle Larkin, Vice President and Treasurer, +1-909-351-3535.